UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(D)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 5, 2021

Bonanza Creek Energy, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35371	61-1630631
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

410 17th Street, Suite 1400
Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (720) 440-6100

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.01 per share	BCEI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company       ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01. Other Events.

On October 5, 2021, Bonanza Creek Energy, Inc. (“BCEI”) issued a press release announcing that, subject to market and other conditions, the BCEI intends to offer for sale $400 million in aggregate principal amount of new senior unsecured notes due 2026 (the “Notes”) in a private offering to eligible purchasers that is exempt from registration under the Securities Act of 1933, as amended. The Notes will be subject to a “special mandatory redemption” in the event that the the transactions contemplated by (i) the Agreement and Plan of Merger dated as of May 9, 2021 by and among the BCEI, Extraction Oil & Gas, Inc. and the other parties thereto and (ii) the Agreement and Plan of Merger dated as of June 6, 2021 by and among the BCEI, CPPIB Crestone Peak Resources America Inc., Extraction Oil & Gas, Inc. and the other parties thereto are not consummated on or prior to December 31, 2021 or if BCEI notifies the trustee that it will not pursue the consummation of such transactions.

A copy of the press release is attached as Exhibit 99.1 to this report and incorporated herein by reference.

No Offer or Solicitation

This communication relates to merger transactions between BCEI and Extraction Oil & Gas, Inc. a Delaware corporation (“XOG”) (the “XOG Merger”) and between BCEI, CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“Crestone Peak”) and XOG (the “Crestone Peak Merger”, and, collectively, the “Mergers” or the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this Current Report on Form 8-K in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the XOG Merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act. BCEI intends to issue the merger consideration in connection with the Crestone Peak Merger in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, BCEI and XOG have filed materials with the Securities and Exchange Commission (the “SEC”), including (1) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) and (2) a Registration Statement on Form S-4, Registration No. 333-257882, with respect to the XOG Merger (the “Registration Statement”), of which the Joint Proxy Statement is a part. The Registration Statement was declared effective by the SEC on September 28, 2021 and BCEI and XOG have sent the definitive form of the Joint Proxy Statement to the shareholders of BCEI and the shareholders of XOG. These documents are not substitutes for the Joint Proxy Statement or Registration Statement or for any other document that BCEI or XOG may file with the SEC and send to BCEI’s shareholders or XOG’s shareholders in connection with the Transactions.

INVESTORS AND SECURITY HOLDERS OF BCEI AND XOG ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY BCEI AND XOG WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCEI, XOG, CRESTONE PEAK, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement, as each may be amended from time to time, and other relevant documents filed by BCEI and XOG with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by BCEI will be available free of charge from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting BCEI’s Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by XOG will be available free of charge from XOG’s website at www.extractionog.com under the “Investor Relations” tab or by contacting XOG’s Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation

BCEI, XOG and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from BCEI’s shareholders and XOG’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of BCEI is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 28, 2021. Information regarding the executive officers and directors of XOG is included in its Annual Report on Form 10-K/A filed with the SEC on April 30, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, Joint Proxy Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this Current Report on Form 8-K concerning the Transactions, including any statements regarding the combined company’s expected credit facility, expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding BCEI’s, XOG’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding BCEI, XOG’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of BCEI may not approve the issuance of new shares of BCEI common stock in the Transactions or that shareholders of XOG may not approve the XOG merger agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the XOG merger agreement or the Crestone Peak merger agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of BCEI, XOG and Crestone Peak; the effects of the business combination of BCEI, XOG and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in BCEI’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from BCEI’s website at www.bonanzacrk.com under the “Investor Relations” tab, and in other documents BCEI files with the SEC, and in XOG’s Annual Report on Form 10-K for the year ended December 31, 2020 and in its subsequently filed amended Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is on file with the SEC and available from XOG’s website at www.extractionog.com under the “Investor Relations” tab, and in other documents XOG files with the SEC.

Item 9.01	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Press Release issued October 5, 2021
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bonanza Creek Energy, Inc.

Date: October 5, 2021	By:	/s/ Cyrus D. Marter IV
	Name:	Cyrus D. Marter IV
	Title:	Executive Vice President, General Counsel, and Secretary

Exhibit 99.1

BONANZA CREEK ENERGY, INC. ANNOUNCES OFFERING OF $400 MILLION OF NEW SENIOR NOTES

DENVER, Colorado (October 5, 2021) – Bonanza Creek Energy, Inc. (“Bonanza Creek”) (NYSE: BCEI) announced today that, subject to market conditions, it intends to offer $400 million in aggregate principal amount of senior unsecured notes due 2026 (the “Notes”) in a private placement (the “Offering”) to eligible purchasers under Rule 144A and Regulation S of the Securities Act of 1933, as amended (the “Securities Act”). Bonanza Creek expects to use the net proceeds from the Offering, together with cash on hand, to repay all borrowings outstanding under the CPPIB Crestone Peak Resources America Inc. (“Crestone Peak”) credit facility, to repay borrowings under Bonanza Creek’s credit facility and for general corporate purposes. The Notes will be subject to a “special mandatory redemption” in the event that the transactions contemplated by the Extraction Oil & Gas Inc. (“Extraction”) merger agreement and the Crestone Peak merger agreement are not consummated.

The Notes to be offered will not be registered under the Securities Act or under any state or other securities laws, and the Notes will be issued pursuant to an exemption therefrom, and may not be offered or sold within the United States, or to or for the account or benefit of any U.S. Person, absent registration or an applicable exemption from registration requirements.

The Notes are being offered only to persons who are either reasonably believed to be “qualified institutional buyers” under Rule 144A or who are non-“U.S. persons” under Regulation S as defined under applicable securities laws.

This press release does not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Bonanza Creek Energy

Bonanza Creek Energy, Inc. is an independent oil and natural gas company engaged in the acquisition, exploration, development, and production of oil and associated liquids-rich natural gas in the Rocky Mountain region of the United States. The Company’s assets and operations are concentrated in rural, unincorporated Weld County, Colorado, within the Denver-Julesburg Basin, focused on the Niobrara and Codell formations. The Company’s common shares are listed for trading on the New York Stock Exchange under the symbol: “BCEI.”

Cautionary Statement Regarding Forward-Looking Information

Certain statements in the foregoing, including those that express belief, expectation or intention, are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Bonanza Creek’s plans and expectations with respect to the Offering and the anticipated use of the proceeds from the Offering. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

Bonanza Creek cautions investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Bonanza Creek’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date they are made. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the Extraction merger agreement may be terminated in accordance with its terms and the Extraction merger may not be completed;

•	the Crestone Peak merger agreement may be terminated in accordance with its terms and the Crestone Peak merger may not be completed;

•	Bonanza Creek stockholders may not approve the Extraction share issuance proposal or the Crestone Peak share issuance proposal;

•	Extraction stockholders may not approve the Extraction merger proposal;

•	the parties may not be able to satisfy the conditions to the completion of the mergers in a timely manner or at all;

•	the mergers may not be accretive, and may be dilutive, to Bonanza Creek’s earnings per share, which may negatively affect the market price of Bonanza Creek common stock;

•	Bonanza Creek, Extraction and Crestone Peak may incur significant transaction and other costs in connection with the mergers in excess of those anticipated by Bonanza Creek, Extraction or Crestone Peak;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the mergers in the timeframe expected or at all;

•	the ultimate timing, outcome, and results of integrating the operations of Extraction, Crestone Peak and Bonanza Creek;

•	the mergers and their announcement and/or completion could have an adverse effect on business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the mergers;

•	the mergers may disrupt current plans and operations that may harm Bonanza Creek’s, Extraction’s or Crestone Peak’s respective businesses;

•	the effects of the business combination of Extraction, Crestone Peak and Bonanza Creek, including the combined company’s future financial condition, results of operations, strategy, and plans;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•	regulatory approval of the transactions;

•	any litigation relating to the mergers;

•	risks to Bonanza Creek’s, Extraction’s and Crestone Peak’s operating results and businesses generally, including the volatility of oil and natural gas prices and the uncertainty of estimates of oil and natural gas reserves and the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, and the other risks, contingencies and uncertainties applicable to Bonanza Creek and Extraction disclosed in Bonanza Creek’s and Extraction’s other filings with the SEC; and

•	the uncertainty of the value of the Extraction merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Bonanza Creek common stock.

Additional factors that could cause results to differ materially from those described above can be found under Item 1A. “Risk Factors” and “Management’s Discussion and Analysis” sections elsewhere in Bonanza Creek’s Annual Report on Form 10-K for the year ended December 31, 2020, and subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at the time they were made. Bonanza Creek assumes no obligation to any update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information and Where to Find It

In connection with the proposed Crestone Peak and Extraction mergers, Bonanza Creek has filed documents with the SEC, including preliminary and definitive proxy statements relating to the proposed mergers. The definitive proxy statement has been mailed to Bonanza Creek shareholders in connection with the proposed mergers. BEFORE PURCHASING ANY NOTES, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY AND DEFINITIVE PROXY STATEMENTS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGERS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS AND THEIR POTENTIAL IMPACT. Investors and security holders may obtain free copies of these documents and other related documents filed with the SEC at the SEC’s website at www.sec.gov, and on Bonanza Creek’s website at www.bonanzacrk.com under the “Investor Relations” tab.

For further information, please contact:

Scott Landreth

Senior Director, Finance & Investor Relations and Treasurer

720-225-6679

slandreth@bonanzacrk.com